Exhibit 99.1

Sagtec Global Limited Achieves Record Revenue of US$19.1 Million in Fiscal Year 2025, Marking 49% Year-over-Year Growth

KUALA LUMPUR, MALAYSIA, April 29, 2026 (GlobeNewswire) – Sagtec Global Limited (NASDAQ: SAGT) (“Sagtec” or the “Company”), a leading provider of customizable software solutions, today announced its audited financial results for the financial year ended December 31, 2025 (the “Financial Results”).

●	Sagtec achieved record revenue of US$19.1 million for fiscal year 2025, representing a 49% year-over-year (YoY) increase.

●	Gross profit increased by 45% YoY to US$4.3 million, driven by strong revenue growth.

●	Revenue contribution from the Speed+ smart ordering and QR ordering system subscriptions increased to 62% in 2025, reflecting strong market adoption.

●	Data management and analytics services recorded steady growth, contributing 14.5% of total revenue in 2025.

●	The company is becoming more scalable and sustainable by focusing on growing its software subscription revenue, increasing recurring income and relying less on one-off sales, making revenue more stable and ensuring consistent growth.

“We are pleased to report a year of outstanding performance in 2025, marked by continued revenue growth and improved operational scale. These results reflect the strength of our business model, increasing market adoption of our solutions, and the disciplined execution of our strategic priorities. During the year, we made meaningful progress in expanding our core offerings, strengthening our recurring revenue base, and enhancing our operational capabilities. As we move forward, we remain focused on driving sustainable growth, improving margins, and deepening our presence in key regional markets, including Indonesia, Hong Kong, and across Southeast Asia. We believe our continued investment in technology, innovation, and strategic partnerships positions us well to capture emerging opportunities and deliver long-term value to our clients, shareholders, and stakeholders,” said Kevin Ng Chen Lok, Chairman, Executive Director and Chief Executive Officer of Sagtec.

FINANCIAL RESULTS

Revenue was US$19.1 million for the financial year ended December 31, 2025, representing an increase of 49% YoY from US$12.8 million for the financial year ended December 31, 2024. The growth in revenue is primarily driven by strong performance across all core verticals – both services provided and tangible products, supported by the expansion into new markets.

●	Revenue from services increased by 62% to US$12.2 million for the financial year ended December 31, 2025, compared to US$7.6 million for the financial year ended December 31, 2024. This growth was primarily driven by strong client retention through subscription renewals, as well as successful acquisition of new subscribers.

●	Revenue from tangible products grew by 26% to US$6.6 million for the financial year ended December 31, 2025, compared to US$5.3 million for the financial year ended December 31, 2024. This increase was mainly driven by higher distribution of food ordering kiosks, in response to changing market behavior and ongoing labor shortages in the F&B industry. In addition, increased revenue from power bank charging stations reflects the success of the Company’s expansion strategy via dealers and resellers.

●	Revenue from rentals was US$0.3 million for the financial year ended December 31, 2025, compared to nil for the financial year ended December 31, 2024, arising from the newly introduced coffee machine kiosk rental business. As there were no comparable rental revenues in fiscal year 2024, a year-over-year percentage comparison is not meaningful (N/M). This initiative aligns with the Group’s diversification strategy and leverages the growing automation trend in the beverage retail sector. Supported by the Group’s in-house Speed+ capabilities and software customization expertise, this new business vertical demonstrates promising growth potential, albeit with a relatively longer payback period compared to direct sales.

	For the Fiscal Year Ended December 31
	2025	2024	Change
	USD	USD	%
Revenue from services	12,213,551	7,553,625	62%
Revenue from tangible products	6,631,952	5,258,837	26%
Revenue from rentals	252,803	-	N/M %
Total Revenue	19,098,306	12,812,462	49%

Cost of Service was US$14.8 million for the financial year ended December 31, 2025, representing an increase of 50% from US$9.8 million for the financial year ended December 31, 2024.

●	Cost of services increased by 55% to US$10.1 million, compared to US$6.5 million in fiscal year 2024, mainly due to higher server capacity and maintenance costs in line with subscriber growth.

●	Cost of tangible products increased by 40% to US$4.5 million, compared to US$3.2 million in fiscal year 2024, driven by higher sales volume and associated operational costs.

●	Cost of rentals increased by 97% to US$0.16 million for the financial year ended December 31, 2025, from US$0.08 million for the financial year ended December 31, 2024, primarily due to the expansion of rental operations and higher associated maintenance and operating costs.

	2025	2024	Change
	USD	USD	%
Cost of Sales - Services	10,130,547	6,546,430	55%
Cost of Sales – Tangible Products	4,465,413	3,189,182	40%
Cost of Sales - Rental	159,606	81,174	97%
Total	14,755,566	9,816,786	50%

Director compensation increased by 49% to US$0.25 million for the financial year ended December 31, 2025, compared to US$0.17 million for the financial year ended December 31, 2024, reflecting performance-based incentives aligned with business growth.

Operating income decreased to US$2.1 million for the financial year ended December 31, 2025, representing a 9% decrease from US$2.3 million for the financial year ended December 31, 2024. The decline was primarily attributable to higher operating expenses, including increased depreciation and expansion-related costs.

EBITDA was US$3.4 million for the financial year ended December 31, 2025, representing a margin of 17.8%, compared to US$2.8 million for the financial year ended December 31, 2024. The increase of 18.7% was primarily driven by higher operating scale, partially offset by increased depreciation and expansion-related costs.

Net profit for the financial year ended December 31, 2025, amounted to US$1.8 million, representing a US$0.03 million increase from a net profit of US$1.77 million for the financial year ended December 31, 2024.

Basic and diluted earnings per share were US$0.09 for the financial year ended December 31, 2025, compared to US$0.16 for the financial year ended December 31, 2024, representing a decrease of US$0.07, or 44%, primarily due to an increase in the number of shares outstanding.

CASH POSITION AND CAPITAL ALLOCATION

Net cash generated from operating activities was US$4.1 million in fiscal year 2025, representing a significant increase of 187% from US$1.4 million in fiscal year 2024. The increase was mainly driven by higher profit before tax, adjusted for non-cash items, together with favorable changes in working capital, including increases in other receivables and prepayments, trade payables, other payables, and accrued liabilities, as well as a reduction in trade receivables. The improvement in operating cash flow reflects enhanced collection efficiency, disciplined working capital management, and increased business activity following the IPO.

Net cash used in investing activities amounted to US$7.0 million in fiscal year 2025, representing an increase of 480% compared to US$1.2 million in fiscal year 2024. Capital expenditures were primarily incurred for the acquisition of plant and equipment to support new business segments and technological upgrades, partially offset by proceeds from the disposal of plant and equipment. The increase in capital investment is in line with the Group’s post-IPO strategy to enhance operational capacity, strengthen infrastructure, and support long-term growth.

Net cash generated from financing activities increased to US$5.1 million in fiscal year 2025, representing a significant increase from US$64 thousand in fiscal year 2024. The increase was primarily driven by proceeds from the issuance of new share capital in connection with the IPO, as well as additional bank borrowings, partially offset by repayments of lease liabilities and bank loans, and placements in fixed deposits. These financing inflows strengthened the Company’s liquidity position and supported its expansion and capital investment initiatives during the year.

Cash and cash equivalents stood at US$2.3 million as of December 31, 2025, representing a significant increase compared to US$91 thousand as of December 31, 2024. This balance includes cash on hand, bank balances, and cash held in share trading accounts. While the Company’s cash position improved significantly compared to the prior year, it continues to actively monitor and manage its liquidity to ensure sufficient working capital to support operations and growth initiatives.

ABOUT SAGTEC GLOBAL LIMITED

Sagtec Global Limited (NASDAQ: SAGT) is a Nasdaq-listed technology company specializing in POS systems and enterprise software solutions, now expanding into strategic operating assets to create vertically integrated revenue streams.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements regarding Sagtec’s growth prospects, AI platform adoption, expansion into new markets and future monetization strategies. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied.

The proposed transaction described in this release remains subject to due diligence, negotiation and execution of definitive agreements, and customary closing conditions, and there can be no assurance that the transaction will be completed as contemplated.

Sagtec undertakes no obligation to update any forward-looking statements except as required by law.

CONTACT INFORMATION:

Sagtec Global Limited Contact:

Zainab Fateema binti Mustafa

Head of Public Relations & Corporate Affairs

Telephone +6011-6217 3661

Email: info.pr@sagtec-global.com

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